March 11, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Warner Music Group Corp.

Form 10-K for Fiscal Year Ended September 30, 2025

File No. 001-32502

Ladies and Gentlemen:

This letter sets forth the responses of Warner Music Group Corp. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) contained in the letter, dated March 2, 2026. The Commission’s comments are set forth below in bold italics, and the Company’s responses are set forth in plain text immediately following each comment. Please let us know if we can provide additional information to assist in the review process.

Form 10-K for Fiscal Year Ended September 30, 2025

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations Business Segment Results, page 57

1.

We note that you have presented adjusted OIBDA on a segment basis. This measure appears to be an additional profit/(loss) measure that is not calculated in accordance with GAAP. Please reconcile this measure to the most directly comparable GAAP measure in accordance with Item 10(e) of Regulation S-K and Regulation G.

Response:

The Company will provide the requested reconciliations for adjusted OIBDA on a segment basis in its periodic reports on Form 10-K and Form 10-Q in future filings. The reconciliations for each of the Recorded Music and Music Publishing segments and Corporate for the fiscal years ended September 30, 2025, 2024 and 2023 and for the three months ended December 31, 2025 and 2024 are presented in the table below.

	Three Months Ended December 31,		Fiscal Year Ended September 30,
	2025	2024	2025	2024	2023
Recorded Music
Recorded Music operating income	329	238	850	916	875
Depreciation and amortization expense	46	45	189	179	205
Restructuring and impairments	22	28	198	166	40
Executive transition costs	—	—	4	—	—
Net gain on divestitures	—	—	—	(17)	(41)
Non-cash stock-based compensation and other related costs	6	12	28	38	15

Recorded Music Adjusted OIBDA	403	323	1,269	1,282	1,094

Music Publishing
Music Publishing operating income	65	55	224	238	200
Depreciation and amortization	35	27	127	102	93
Restructuring and impairments	—	—	5	—	—
Net gain on divestitures	—	—	—	(14)	—
Non-cash stock-based compensation and other related costs	2	1	5	4	3

Music Publishing Adjusted OIBDA	102	83	361	330	296

Corporate
Corporate operating loss	(106)	(79)	(380)	(331)	(285)
Depreciation and amortization	18	14	60	46	34
Restructuring and impairments	12	(1)	31	11	2
Transformation initiatives and other related costs	17	17	70	76	53
Executive transition costs	—	—	4	—	7
Net gain on divestitures	5	—	—	(1)	—
Non-cash stock-based compensation and other related costs	12	6	28	19	34

Corporate Adjusted OIBDA	(42)	(43)	(187)	(180)	(155)

Notes to Consolidated Financial Statements

17. Segment Information, page 115

2.

Please revise your disclosure to provide a reconciliation of your total segment profit/(loss) measure to your consolidated income before taxes for each reporting period presented as required by ASC 280-10-50-30.

Response:

The Company will revise its segment footnote disclosure in future periodic reports on Form 10-K and Form 10-Q as set forth below.

			Corporate
	Recorded	Music	expenses and
	Music	Publishing	eliminations	Total
	(in millions)
September 30, 2025
Revenues	5,408	1,306	(7)	6,707
Cost of revenue	2,818	821	(7)	3,632
Selling and marketing expense	615	3	24	642
Distribution expense	112	—	—	112
General and administrative expense	679	131	325	1,135
Restructuring & Impairment	198	5	31	234
Amortization expense	136	122	—	258

Operating income (loss)	850	224	(380)	694
Interest expense, net				162
Other expense, net				42

Income before income taxes				490

Total assets	5,328	3,463	1,038	9,829
Capital expenditures	22	3	114	139
Depreciation expense	53	5	60	118
September 30, 2024
Revenues	5,223	1,210	(7)	6,426
Cost of revenue	2,599	763	(7)	3,355
Selling and marketing expense	663	2	20	685
Distribution expense	105	—	—	105
General and administrative expense	664	123	302	1,089
Restructuring & Impairment	166	—	11	177
Amortization expense	127	98	(1)	224
Net gain on divestitures	(17)	(14)	(1)	(32)

Operating income (loss)	916	238	(331)	823
Interest expense, net				161
Other expense, net				61

Income before income taxes				601

Total assets	4,945	3,017	1,193	9,155
Capital expenditures	28	1	87	116
Depreciation expense	52	4	47	103
September 30, 2023
Revenues	4,955	1,088	(6)	6,037
Cost of revenue	2,502	681	(6)	3,177
Gross margin	2,453	407	0	2,860
Selling and marketing expense	695	3	12	710
Distribution expense	125	—	—	125
General and administrative expense	604	114	273	991
Restructuring & Impairment	40	—	—	40
Amortization expense	155	90	—	245
Net gain on divestitures	(41)	—	—	(41)

Operating income (loss)	875	200	(285)	790
Loss on extinguishment of debt				4
Interest expense, net				141
Other expense, net				36

Income before income taxes				609

Total assets	4,677	2,781	1,087	8,545
Capital expenditures	39	1	87	127
Depreciation expense	50	3	34	87

* *  * *

If you have any questions regarding this letter, please do not hesitate to contact me at az@wmg.com.

Sincerely, /s/ Armin Zerza Armin Zerza Executive Vice President and Chief Financial Officer Warner Music Group Corp.

cc:	Keira Nakada, Division of Corporation Finance

Angela Lumley, Division of Corporation Finance

Paul Robinson, Executive Vice President and General Counsel

Matthew E. Kaplan, Debevoise & Plimpton LLP

Eric T. Juergens, Debevoise & Plimpton, LLP

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